07021305

Emeco Holdings Limited

22 February 2007

Exemption File No. 82-35011

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

SEC MAIL PROCESSING
RECEIVED
FEB 23 2007
WASH. D.C. 210 SECTION

Ladies and Gentlemen

Re: Emeco Holdings Limited
Rule 12g3-2(b) Exemption File No. 82-35011

Pursuant to Rule 12g3-2(b)(1), enclosed are the following documents to supplement the information previously provided with respect to Emeco Holdings Limited's (the "Company") request for exemption under Rule 12g3-2(b):

1. *Emeco Holdings Ltd financial results – half year ended 31 December 2006, released to the Australian Stock Exchange Limited on 22 February 2007;*
2. *Emeco Holdings Ltd – Half year results presentation, released to the Australian Stock Exchange Limited on 22 February 2007;*
3. *The Capital Group Companies, Inc. – Form 604, Notice of Change of Interests of substantial holder dated 20 February 2007, released to the Australian Stock Exchange Limited on 22 February 2007.*

This information is being furnished on the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned by telephone: 61 (8) 9420 0222 in Australia, facsimile: 61 (8) 9321 1366 or by email: michael.kirkpatrick@emecoequipment.com if you have any questions.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and please return it to Mike Kirkpatrick at the address below.

PROCESSED
MAR 02 2007
THOMSON FINANCIAL

Thank you for your attention.

Regards

pp Mike Kirkpatrick
Company Secretary

Enclosures (4)

PO Box 1173
West Perth WA 6872
Australia

Ground Floor, 10 Ord Street
West Perth WA 6005
Australia

Telephone: + 61 8 9420 0222
Facsimile: +61 8 9321 1366

Emeco Holdings Limited A.C.N. 112 188 815

Emeco Holdings Limited

COPY

22 February 2007

Exemption File No. 82-35011

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SEC MAIL PROCESSING RECEIVED FEB 26 2007 WASH. D.C. 210 SECTION

Ladies and Gentlemen

Re: Emeco Holdings Limited
Rule 12g3-2(b) Exemption File No. 82-35011

Pursuant to Rule 12g3-2(b)(1), enclosed are the following documents to supplement the information previously provided with respect to Emeco Holdings Limited's (the "Company") request for exemption under Rule 12g3-2(b):

1. *Emeco Holdings Ltd financial results – half year ended 31 December 2006, released to the Australian Stock Exchange Limited on 22 February 2007;*
2. *Emeco Holdings Ltd – Half year results presentation, released to the Australian Stock Exchange Limited on 22 February 2007;*
3. *The Capital Group Companies, Inc. – Form 604, Notice of Change of Interests of substantial holder dated 20 February 2007, released to the Australian Stock Exchange Limited on 22 February 2007.*

This information is being furnished on the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned by telephone: 61 (8) 9420 0222 in Australia, facsimile: 61 (8) 9321 1366 or by email: michael.kirkpatrick@emecoequipment.com if you have any questions.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and please return it to Mike Kirkpatrick at the address below.

Thank you for your attention.

Regards

pp Mike Kirkpatrick
Company Secretary

Enclosures (4)

PO Box 1173
West Perth WA 6872
Australia

Ground Floor, 10 Ord Street
West Perth WA 6005
Australia

Telephone: + 61 8 9420 0222
Facsimile: +61 8 9321 1366

Emeco Holdings Limited A.C.N. 112 188 815

Exemption file no
82-35011

Emeco Holdings Limited

22 February 2007

Company Announcements Office
Australian Stock Exchange Ltd
Level 4
20 Bridge Street
Sydney NSW 2000

Emeco Holdings Ltd financial results – half year ended 30 December 2006

Attached for immediate release to the market are:

- a media release;
- the Emeco Holdings Ltd Appendix 4D – half yearly report for the period ended 31 December 2006; and
- Emeco Holdings Ltd's financial report, directors' report and auditor's review report.

Yours faithfully

M. Kirkpatrick

Mike Kirkpatrick
Company Secretary

82-35011

Emeco Holdings Limited

Market release
22 February 2007

Emeco achieves 54% growth in EBITA half on half

Emeco today reported results for the half year to 31 December 2006 delivering 54.0% growth in EBITA half on half based on a 45.0% increase in consolidated revenue and a 6.6% increase in EBITA margins.

Financial Performance Highlights

	1st half FY 2006 (Pro forma Actual)	1st half FY2007 (Pro forma Actual)	Change %
Revenue	$173.5	$251.6m	45.0% increase
EBITDA	$62.5	$99.8m	59.7% increase
EBITA	$39.8	$61.3m	54.0% increase
EBIT	$34.0	$59.4m	74.7% increase
NPAT	N/A	$34.8m	
EBITDA margin	36.0%	39.7%	10.3% increase
EBITA margin	22.9%	24.4%	6.6% increase

Emeco's managing director, Laurie Freedman said, "Our revenue and earnings have continued their strong growth trajectories during the first half. These strong results have been achieved in the face of some challenging supply side conditions and have been driven by increasing demand for the Company's services from both existing and new customers."

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Capital expenditure

	Pro forma Actual	Pro forma Actual	Change %
	1st half FY 2006	1st half FY 2007	
Capital expenditure	$130.6m	$154.2m	18.1% increase
Maintenance	$27.5m	$21.3m	22.5% decrease
Growth	$103.1m	$132.9m	28.9% increase
Rental machine numbers	621	969	56.0% increase

The significant increase in growth capital expenditure in the half year ended 31 December 2006 as compared to the previous corresponding period was driven by organic growth in the Australian rental fleet, the acquisition of Bevans, the acquisition of a large package of equipment from TSM North America Inc and the continued expansion of our Canadian business.

EBITDA ROFE of 28.4% and EBITA ROFE of 17.4% in the half year ended 31 December 2006 are in line with prospectus forecasts.

Mr Freedman said, "We are exploring a range of organic growth and acquisition opportunities which would potentially require additional capital expenditure commitments in the second half of FY07. Earnings from capital invested in the second half of FY07 would begin to flow through in the first half of FY08 consistent with the inherent deployment lags that occur in our business model".

Interim Dividend

A fully franked interim dividend of 1 cent per ordinary share has been declared by the Board, representing a 39% payout ratio based on statutory net profit after tax. The interim dividend will be paid on 21 March 2007 on shares registered at 5.00pm on Monday 5 March 2007.

Outlook

Mr Freedman said, "The overall outlook for the Company remains positive and the business remains on track to achieve its prospectus forecasts. The volume of earth moved in our existing markets is the primary driver of demand for the group's services. With global demand for commodities remaining strong, the development of major new resources projects by existing and new customers, and the commencement of new infrastructure projects in North America, Europe and Australia, we think there will

continue to be significant growth in the volume of earth moved in the markets we service. This growth will underpin our performance over the medium term."

Geographic Highlights

Australia

All our business units continue to experience robust market conditions in Australia driven by ongoing development activity in Western Australia, New South Wales and Queensland. The outlook remains positive with the continued emergence of new investment and deployment opportunities domestically.

Indonesia

While the broader earth moving market in Indonesia also remains robust, we have experienced some challenges in Indonesia recently with a decline in utilisation rates. We are taking advantage of our geographical reach and pursuing opportunities to redeploy under utilised equipment to Australia and North America.

Rest of the World

Opportunities continue to emerge for us in our Canadian and European markets driven by further expansion of our River Valley operations and the acquisition of Euro Machinery which occurred in January, 2007. In relation to the USA operations Mr Freedman said, "While we are optimistic about our USA prospects in the medium term, we are facing challenges in our efforts to take our rental business from the start up phase to consistently contributing positive earnings to our overall Group."

Guidance

Emeco's revenue of $251.6 million for the 1st half of FY07 has increased by 45.0% over revenue for the 1st half of FY06, while EBITA of $61.3 million for the 1st half of FY07 has increased by 54% over EBITA for the 1st half of FY06.

"We have forecast in our prospectus to increase revenue to $524 million in FY07, up 37.0% on FY06 and to increase EBITA to $121.8 million, up 36.2% on FY06. These increases are significant. Despite supply side constraints and some challenges in Indonesia, we remain committed to our prospectus earnings forecasts for the 2007 year," Mr Freedman said.

Further enquiries should be directed to:

Mr Laurie Freedman
Managing Director and CEO
+61 8 9420 0222

Mr Robin Adair
Chief Financial Officer
+61 8 9420 0222

82-35011

APPENDIX 4D
Preliminary Final report
For the half year ended 31 December 2006

Name of entity

Emeco Holdings Limited

ABN or equivalent company reference

A.C.N. 112 188 815

Results for announcement to the market

Reporting Period: 1 July 2006 to 31 December 2006 (Previous corresponding period: six months ended 31 December 2005)

		% Change	2006 $A'000	2005 $A'000
Revenues from ordinary activities (*)	up	45.3%	251.6	173.1
Profit from ordinary activities after tax attributable to members of Emeco Group (*)	up	66.0%	16.1	9.7
Net profit for the period attributable to members of Emeco Group (*)	up	66.0%	16.1	9.7

Dividends

Date the dividend is payable	21 March 2007
Record date to determine entitlements to the dividend	5 March 2007

Amount per security

		Amount per security	Franked amount per security
Interim Dividend:	Current year	1.0 cent	1.0 cent
	Previous year	Nil	Nil

Brief explanation of any of the figures reported above:

(*) "Emeco Group" means the consolidated entities of Emeco Holdings Limited and Emeco (UK) Limited and covers the period where Emeco (UK) Limited was both an outside equity interest and when it was acquired as a subsidiary on 4 August 2006.

82-35011

APPENDIX 4D

Preliminary Final report
For the half year ended 31 December 2006

Ratios and Other Measures

NTA backing	Current Period	Previous corresponding Period
Net tangible asset backing per ordinary security [(1)]	$0.68	$0.03

(1) NTA for the current period is calculated based on the total ordinary shares of Emeco Holdings Limited. NTA for the previous corresponding period is calculated based on the combined total ordinary shares of Emeco Holdings Limited and Emeco (UK) Limited.

Details of loss of control of entities having material effect
No control over any entities was lost during the period.

Joint Venture Interests
The consolidated entity has a 50% investment in a joint venture operation, "Industrial Asset Management Pty Ltd" which liquidated and deregistered from ASIC on 3 January 2007. At period end the investment has a carrying value of $7,000.

Accounts
This report is based on accounts that have been audited.

82-35011

Emeco Holdings Limited and its Controlled Entities

ABN 89 112 188 815

Interim Financial Report

for the half year ended 31 December 2006

82.35011

Emeco Holdings Limited

ABN 89 112 188 815

Interim Financial Report - 31 December 2006

Contents

82-35011

Emeco Holdings Limited
Directors' report
31 December 2006

The Board of directors of Emeco Holdings Limited (the "Company") has pleasure in submitting its report in respect of the half-year financial period ended 31 December 2006 and the review report thereon.

Directors

The following persons were directors of Emeco Holdings Limited during the half-year and up to the date of this report:

Director	Date of appointment
Non-Executive	
Mr Alec Brennan (Chairman)	16 August 2005
Mr Greg Minton	14 December 2004
Mr Paul McCullagh	23 December 2004
Mr Stuart Fitton	5 April 2006
Mr Peter Johnston	1 September 2006
Executive	
Mr Laurie Freedman (Chief Executive Officer)	21 January 2005
Mr Robin Adair (Chief Financial Officer)	21 January 2005

Mr Peter Johnston and Mr Stuart Fitton were re-elected as directors at the Company's annual general meeting held on 28 November 2006.

Financial performance

The Company achieved a net profit after tax for the half-year ended 31 December 2006 of $16.1 million (2005: $9.7 million) with total revenue of $251.6 million (2005: $173.1 million).

Dividends

The Company has declared a fully franked dividend of 1 cent per ordinary share for the interim period (2005: Nil).

Review of operations

Review of operations

The key results of the Consolidated Entity's operations are summarised as follows:

	Half year ended		
	2006	**2005**	Change
	$m	$m	%
Pro forma net profit after tax	34.8	9.7	258.8
After tax effects of IPO transactions	(18.7)	0.0	100.0
Reported net profit after tax	16.1	9.7	66.0
Reported EBITDA	98.4	62.4	57.7
Reported EBITA	59.9	39.6	51.3
Reported EBIT	58.0	33.8	71.6

The Consolidated Entity's revenue to 31 December 2006 increased when compared to the preceding interim period by $78.5 million to $251.6 million, representing an increase of 45.3%. Most of this revenue increase was a result of increased demand in our existing Australian and Canadian rental businesses. The acquisition of Andy's Earthmovers Hire and Sale ("Andy's") and Bevans in Australia in January 2006 and July 2006 respectively also contributed to revenue growth.

Proforma net profit after tax increased 258.8% over the comparative period from $9.7 million to $34.8 million. The proforma result includes a tax effected write back of $18.7 million. This write back includes a one off bonus paid to senior management of $0.9 million and $17.8 million from additional finance costs expensed under the pre IPO financing arrangement and the subsequent extinguishment of these facilities.

Emeco Holdings Limited
Directors' report
31 December 2006

The Companies earnings before interest and tax (EBIT) increased by 71.6% over the comparative period from $33.8 million to $58.0 million. The Australian and Canadian rental businesses all recorded strong increases in EBIT at an operational level. As expected, corporate overhead costs have increased when compared to the preceding six month period due to the additional administrative and reporting requirements associated with the Company's listing on the Australian Stock Exchange in August 2006.

The significant events to occur during the half-year were:

(a) Initial public offering

On August 4, 2006 the Company completed its initial public offering ("IPO") with the allotment of 261.7 million shares in Emeco Holdings Limited. These shares began trading on a normal basis on the Australian Stock Exchange under the issuer code "EHL" on August 7, 2006. As a result of the IPO the following transactions occurred:

(i) Emeco UK acquisition
The Company acquired all the shares of Emeco (UK) Limited ("Emeco UK") for a purchase consideration of $117.4 million. Prior to its acquisition Emeco UK and it's subsidiaries had been consolidated into Emeco Holdings Ltd as an outside equity interest. From 4 August 2006 the results of Emeco UK have been attributed to equity holders of the parent.

(ii) Notes exchange and redemption
Emeco Limited, a subsidiary of the Company had its $125.0 million of Exchangeable Notes redeemed or converted to shares in the Company in full. Noteholders electing to exchange their notes for shares (face value:$70.3 million) in the Company received a 2.5% discount. The remaining Exchangeable Notes (face value: $54.7 million) were redeemed by the Company for cash at a 6.0% premium to their face value.

(iii) Repayment of debt
The consolidated entity repaid $260 million of its senior debt facility from IPO proceeds.

(b) Acquisition of Bevans

Emeco International Pty Ltd, a subsidiary of the Company, completed its acquisition of Bevans, an independent earthmoving equipment rental and sales business based in Orange, New South Wales on 5 July 2006. The consideration paid for the acquisition comprised a cash payment of $8.7 million and the issue of 666,666 ordinary shares in the Company (on a post share split basis). The acquisition has allowed Emeco to grow its business model within the Australian states of New South Wales and Victoria.

(c) Acquisition of equipment by Emeco Equipment (USA) LLC

On 10 July 2006, Emeco Equipment (USA) LLC ("Emeco USA"), a subsidiary of the Company, acquired from TSM North America Inc. (**"TSM"**) a large package of TSM's heavy earth moving equipment which is partially deployed under rental contracts with coal mining companies in Kentucky and West Virginia.

Under the terms of the sale agreement Emeco USA acquired 48 machines for a purchase price of US$11.4 million. Emeco USA was also assigned a number of TSM's equipment rental contracts.

82-35011

Emeco Holdings Limited
Directors' report
31 December 2006

Significant changes in the state of affairs

Other than referred to above, there have been no significant changes in the state of affairs of the Company during the half-year.

Significant events occurring after half-year end

The following significant events occurred after 31 December 2006:

Acquisition of Euro Machinery BV and Euro Rental BV

On 4 January 2007, Emeco International Europe BV, a subsidiary of the Company acquired Euro Machinery BV and Euro Rental BV for a consideration of € 6.4 million, of which € 2.0 million was paid by way of the transfer to the vendors of shares in the Company. Euro Machinery BV and Euro Rental BV are Netherlands based heavy equipment sales and rental Companies which are based in Gramsbergen. The acquisition will accelerate the Company's growth and will provide a trading platform with trading networks into Eastern Europe, the Middle East and Africa.

Lead auditor's independence declaration

The lead auditor's independence declaration is set out on page 6 and forms part of the directors' report for the half year ended 31 December 2006.

Rounding of amounts

The company is of a kind referred to in Class Order 98/0100, issued by the Australian Securities & Investments Commission, relating to the 'rounding off' of amounts in the interim financial report and directors' report. Amounts in the interim financial report and directors' report have been rounded off in accordance with the Class Order to the nearest thousand dollars, or in certain cases, to the nearest dollar.

This report is made in accordance with a resolution of directors.

Laurence Freedman
Managing Director

Perth
21 February 2007

82-35011

KPMG

Lead Auditor's Independence Declaration under Section 307C of the Corporations Act 2001

To: the directors of Emeco Holdings Limited

I declare that, to the best of my knowledge and belief, in relation to the review for the half-year ended 31 December 2006 there have been:

(i) no contraventions of the auditor independence requirements as set out in the Corporations Act 2001 in relation to the review; and

(ii) no contraventions of any applicable code of professional conduct in relation to the review.

KPMG

KPMG

B C FULLARTON
Partner

Perth
21 February 2007

Emeco Holdings Limited and its Controlled Entities
Consolidated interim income statement
For the six months ended 31 December 2006

	Note	31 December 2006 $'000	31 December 2005 $'000
Revenue from rental income		145,766	97,615
Revenue from the sale of machines and parts		92,369	70,295
Revenue from maintenance services		13,490	5,185
		251,625	173,095
Changes in machinery and parts inventory		(44,147)	(30,137)
Machinery and parts purchases and consumables		(34,390)	(31,953)
Repairs and maintenance		(38,040)	(24,364)
Hired in equipment and labour		(3,613)	(2,623)
Employee expenses		(17,840)	(10,354)
Gross profit		113,595	73,664
Other income		3,622	250
Other expense		(18,767)	(11,553)
EBITDA[1]		98,450	62,361
Depreciation expense		(38,502)	(22,761)
Amortisation expense		(1,938)	(5,764)
EBIT[2]		58,010	33,836
Financial income	6	493	184
Financial expenses	6	(34,003)	(19,660)
Profit before income tax expense		24,500	14,360
Income tax expense		(8,386)	(4,617)
Net Profit		16,114	9,743
Attributed to:			
Equity holders of the parent		14,793	4,810
Minority interests		1,321	4,933
Net Profit		16,114	9,743

	Note	2006 cents
Earnings per share for profit attributable to the ordinary equity holders of the company:		
Basic earnings per share from continuing operations	14	2.8
Diluted earnings per share from continuing operations	14	2.8

The income statement is to be read in conjunction with the notes to and forming part of the financial statements set out on pages 11 to 19.

[1] EBITDA - Earnings before interest expense, tax, depreciation and amortisation
[2] EBIT - Earnings before interest expense and tax.

82-35011

Emeco Holdings Limited and its Controlled Entities
Consolidated interim statement of recognised income and expense
For the six months ended 31 December 2006

	31 December 2006 $'000	31 December 2005 $'000
Effective portion of changes in fair value on cash flow hedges, net of tax (movement for period)	(259)	628
Exchange differences on translation of foreign operations	(4,200)	1,937
Net income recognised directly in equity	(4,459)	2,565
Profit for the half year	16,114	9,743
Total recognised income and expense for half year	11,655	12,308
Total recognised income and expense for the half year attributed to		
Equity holders of the parent	11,219	5,438
Minority interest	436	6,870
Total recognised income and expense for the period	11,655	12,308

The statement of recognised income and expense is to be read in conjunction with the notes to and forming part of the financial statements set out on pages 11 to 19.

82-35011

Emeco Holdings Limited and its Controlled Entities
Consolidated interim balance sheet
as at 31 December 2006

	Note	31 December 2006 $'000	30 June 2006 $'000
Current Assets			
Cash assets		10,817	19,240
Trade and other receivables		89,734	87,011
Inventories		172,554	115,438
Current tax asset		-	4,018
Total current assets		273,105	225,707
Non-current assets			
Trade and other receivables		1,975	8,379
Intangible assets		215,908	214,945
Investments accounted for using the equity method		7	58
Property, plant and equipment		535,092	442,953
Deferred tax assets		5,307	-
Total non-current assets		758,289	666,335
Total assets		1,031,394	892,042
Current Liabilities			
Trade and other payables		42,536	42,627
Interest bearing liabilities		5,417	12,465
Current tax liabilities		3,710	3,754
Provisions		2,878	2,594
Total current liabilities		54,541	61,440
Non-current Liabilities			
Interest bearing liabilities		315,023	576,693
Deferred tax liabilities		17,314	17,120
Provisions		1,293	520
Total non-current liabilities		333,630	594,333
Total liabilities		388,171	655,773
Net assets		643,223	236,269
Equity			
Issued capital		610,077	174,078
Reserves		(2,379)	1,195
Retained earnings		35,525	20,732
Total equity attributable to equity holders of the parent		643,223	196,005
Minority interest		-	40,264
Total equity	9	643,223	236,269

The balance sheet is to be read in conjunction with the notes to and forming part of the financial statements set out on pages 11 to 19.

Emeco Holdings Limited and its Controlled Entities
Consolidated interim statement of cash flow
For the six months ended 31 December 2006

	31 December 2006 $'000	31 December 2005 $'000
Cash flows from operating activities		
Cash receipts in the course of operations	255,154	158,938
Cash payments in the course of operations	(200,957)	(133,156)
Interest received	493	184
Interest paid	(21,009)	(18,552)
Income tax paid	(4,869)	(5,519)
Net cash provided by operating activities	28,812	1,895
Cash flows from investing activities		
Proceeds on disposal of non-current assets	14,830	5,711
Payment for business combinations	(141,604)	(15,926)
Payment for property, plant and equipment	(140,516)	(100,761)
Net cash used in investing activities	(267,290)	(110,976)
Cash flows from financing activities		
Proceeds from issue of shares (net of issue costs)	431,222	49,577
Proceeds from borrowings	119,535	125,068
Repayment of exchangable notes	(54,694)	-
Repayment of loans	(260,000)	(66,662)
Payment for deferred borrowing costs	(870)	(950)
Finance lease payments	(4,471)	(3,627)
Net cash provided by financing activities	230,722	103,406
Net decrease in cash held	(7,756)	(5,675)
Cash at the beginning of the period	19,240	11,039
Effects of exchange rate fluctuations on cash held	(667)	-
Cash at the end of the financial period	10,817	5,364

The statement of cash flow is to be read in conjunction with the notes to the financial statements set out on pages 11 to 19.

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1. Reporting entity

Emeco Holdings Limited (the "Company") is a company domiciled in Australia. The consolidated interim financial report of the Company for the six months ended 31 December 2006 comprise the Company and its subsidiaries (together referred to as the "consolidated entity") and the consolidated entity's interest in associates and jointly controlled entities.

The consolidated annual financial report on the consolidated entity as at and for the year ended 30 June 2006 is available on the Company's web site at www.emecoequipment.com.

2. Statement of compliance

The consolidated interim financial report is a general purpose financial report which has been prepared in accordance with AASB 134: *Interim Financial Reporting* and the Corporations Act 2001.

The consolidated interim financial report does not include all of the information required for a full annual financial report, and should be read in conjunction with the consolidated annual financial report of the consolidated entity as at and for the year ended 30 June 2006.

This consolidated interim financial report was approved by the Board of Directors on 21 February 2007.

The consolidated entity is of a kind referred to in ASIC Class Order 98/100 dated 10 July 1998 and in accordance with the Class Order, amounts in the financial report have been rounded off to the nearest thousand dollars, unless otherwise stated.

3. Significant accounting policies

Except as described below, the accounting policies applied by the consolidated entity in this consolidated interim financial report are the same as those applied by the consolidated entity in its consolidated financial report as at and for the year ended 30 June 2006.

In the prior financial year the consolidated entity adopted AASB 132: *Financial Instruments: Disclosure and Presentation* and AASB 139: *Financial Instruments: Recognition and Measurement* in accordance with the transitional rules of AASB 1. This change has been accounted for by adjusting the opening balance of retained earnings and reserves at 1 July 2005, as disclosed in the reconciliation of movements in equity (Note 9).

4. Estimates

The preparation of the interim financial report requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing this consolidated interim financial report, the significant judgements made by management in applying the consolidated entity's accounting policies and the key source of estimation uncertainty were the same as those that applied to the consolidated financial report as at and for the year ended 30 June 2006.

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5. Segment reporting

Segment information is presented in the consolidated interim financial statements in respect of the consolidated entity's business segments, which are the primary basis of segment reporting. The business segment reporting format reflects the consolidated entity's management and internal reporting structure.

Inter-segment pricing is determined on an arm's length basis.

Segment results include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items comprise mainly income-earning assets and revenue, interest-bearing loans, borrowings and expenses, and corporate assets and expenses.

Business Segments
The consolidated entity comprises the following main business segments, based on the consolidated entity's management reporting system:

Rental	Provides a wide range of earthmoving equipment to customers.
Sales	Sells a wide range of earthmoving equipment to customers in the civil construction and mining industries.
Parts	Procuring and supplying global sourced used and reconditioned parts to external customers and internally to the rental and sales division.
Maintenance	Maintenance, repair and refurbishment of customer plant and equipment.

5. Segment reporting cont'd

Business segments
For the six months ended 31 December 2006

	Rental 2006 $000's	Rental 2005 $000's	Sales 2006 $000's	Sales 2005 $000's	Parts 2006 $000's	Parts 2005 $000's	Maintenance 2006 $000's	Maintenance 2005 $000's	Eliminations 2006 $000's	Eliminations 2005 $000's	Consolidated 2006 $000's	Consolidated 2005 $000's
Sales to external customers	163,048	97,405	68,314	60,138	17,267	12,335	2,996	3,217	-	-	251,625	173,095
Inter segment sales	-	-	5,127	5,061	2,325	1,235	26	96	(7,478)	(6,392)	-	-
Total segment revenue	163,048	97,405	73,441	65,199	19,592	13,570	3,022	3,313	(7,478)	(6,392)	251,625	173,095
Segment result	53,379	28,364	2,788	3,298	1,810	1,366	33	(395)	-	-	58,010	32,633
Unallocated revenues and expenses											-	1,203
Results from operating activity											58,010	33,836

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Emeco Holdings Limited and its Controlled Entities
Notes to the consolidated interim financial statements
For the half-year period ended 31 December 2006

6. Profit before income tax expense

	Consolidated 2006	Consolidated 2005
Financial expenses:		
- bank loans and overdrafts	9,019	9,822
- exchangeable notes	4,490	6,302
- finance leases	570	711
- loss on extinguishment of debt	18,848 [1]	-
- amortisation of debt establishment costs	187	1,729
- other facility costs	889	1,096
	34,003	19,660
Financial income:		
- interest revenue	(493)	(184)
	33,510	19,476

[1] Due to the extinguishment of the groups existing debt facilities and exchangeable notes, the associated deferred borrowing costs, and the discount on conversion of notes to shares in the Company have been expensed during the period.

7. Acquisitions

(a) On 5 July 2006, Emeco International Pty Ltd, a subsidiary of the Company acquired the Bevans business, an independent earthmoving equipment rental and sales business based in Orange, New South Wales for consideration comprised of a cash component of $8.7 million, and an issue to the vendor of 666,666 shares (on a post split basis) in the Company. Upon acquisition the Bevans business was merged into the New South Wales division of Emeco International Pty Ltd.

Effect of acquisitions
The acquisition had the following effect on the consolidated entity's assets and liabilities.

Acquiree's net assets at the acquisition date

$000's	**Recognised value** [1]
Property, plant and equipment	6,699
Inventories	528
Deferred tax asset	18
Contract intangibles	1,400
Provisions	(61)
Deferred tax liability	(420)
Net identifiable assets and liabilities	8,164
Goodwill on acquisition	1,810
Total consideration	9,974
Consideration paid, satisfied in cash (cash outflow)	8,974
Consideration paid, satisfied in shares in the Company	1,000
Total consideration	9,974

Contract intangibles were recognised in the business combination at the date of acquisition.

[1] As the acquisition of Bevans by Emeco International Pty Limited was the acquisition of a business and not a company, the recognised values represent their fair values. The carrying amounts in the Bevans business were not determined.

(b) On 10 July 2006, Emeco Equipment (USA) LLC ("Emeco USA"), a subsidiary of the Company, acquired a package of machines from TSM North America Inc. ("TSM") for a consideration of $15,189,000. Included in the acquisition were machines with a fair value of $13,473,000, goodwill of $1,637,000, contract intangibles of $113,000 and a deferred tax liability of $34,000. These machines joined Emeco USA existing fleet within its rental segment.

82-35011

7. Acquisitions cont'd

(c) Following completion of the Company's initial public offering on 4 August 2006 the Company acquired all the shares in Emeco (UK) Limited, an entity which had previously been consolidated into the Company's financial statements as an outside equity interest. Consideration paid for Emeco (UK) Limited was $117.4 million. Subsequent to the acquisition, the profits of Emeco (UK) Limited and its subsidiaries have been attributed to the equity holders of the parent. Prior to this, Emeco (UK) Limited consolidated results had been recognised as an outside equity interest for the period 1 July 2006 to 4 August 2006.

In accordance with AASB 127: Consolidated and Separate Financial Statements, the economic entity method has been adopted for recording the acquisition of Emeco (UK) Limited. Under this method the differences between the consideration paid and the net assets acquired is recognised as an acquisition reserve in equity.

Effect of acquisitions
The acquisition had the following effect on the consolidated entity's assets and liabilities.

Acquiree's net assets at the acquisition date

$000's	Note	**Recognised value**	**Fair Value adjustment** (2)	**Carrying amounts** (1)
Cash and cash equivalents		5,388	-	5,388
Property, plant and equipment		171,715	-	171,715
Inventories		25,111	-	25,111
Trade and other receivables		34,267	-	34,267
Current tax asset		2,692	-	2,692
Intangibles		29,997	-	29,997
Interest-bearing loans and borrowings		(191,130)	-	(191,130)
Trade and other payables		(25,949)	-	(25,949)
Deferred tax liability		(10,412)	-	(10,412)
Provisions		(125)	-	(125)
Net identifiable assets and liabilities		41,554	-	41,554
Acquisition reserve	9	75,887		
Consideration paid, satisfied in cash		117,441		

(1) The carrying amount was the amount that Emeco (UK) Limited and its subsidiaries were recognised in the consolidated entity as an outside equity interest at acquisition.

(2) No fair value adjustments given the assets and liabilities had been previously consolidated by the group.

Emeco Holdings Limited and its Controlled Entities
Notes to the consolidated interim financial statements
For the half-year period ended 31 December 2006

8. Property, plant and equipment

Acquisition and disposals

During the six months ended 31 December 2006, the consolidated entity acquired assets with a cost of $160.7 million (six months ended 31 December 2005: $126.9 million), including assets acquired through business combinations (see note 7) of $20.2 million (six months ended 31 December 2005: $33.9 million).

Capital commitments

The consolidated entity has entered into commitments with certain suppliers for the purchase of fixed assets, primarily rental fleet assets in the amount of $35,750,000 (six months ended 31 December 2005: $49.2 million) payable within one year.

9. Capital and reserves

Reconciliation of movement in capital and reserves
Attributable to equity holders of the parent

Consolidated $000's	Issued capital	Hedging reserve	Foreign currency translation reserve	Retained earnings	Total	Minority interest	Total equity
Balance at 1 July 2005	119,501	-	-	5,566	125,067	31,047	156,114
Effect of change in accounting policy relating to adoption of AASB 132 and AASB 139	-	(1,228)	-	-	(1,228)	-	(1,228)
Balance 1 July restated	119,501	(1,228)	-	5,566	123,839	31,047	154,886
Total recognised income and expense	-	628	-	4,810	5,438	6,870 (1)	12,308
Shares issued	50,803	-	-	-	50,803	855	51,658
Balance at 31 December 2005	170,304	(600)	-	10,376	180,080	38,772	218,852

(1) Included in the total recognised income and expense of the minority interest are exchange differences on transactions of foreign operations of $1,937,000.

Consolidated $000's	Issued capital	Hedging reserve	Foreign currency translation reserve	Retained earnings	Total	Minority interest	Total equity
Balance at 1 July 2006	174,078	1,195	-	20,732	196,005	40,264	236,269
Total recognised income and expense	-	(259)	(3,315)	14,793	11,219	436 (2)	11,655
Shares issued (net of expenses)	439,041	-	-	-	439,041	854	439,895
Share based payments	736	-	-	-	736	-	736
Conversion of exchangeable notes	72,109	-	-	-	72,109	-	72,109
Acquisition of minority interest (see Note: 7c)	-	-	-	-	-	(41,554)	(41,554)
Acquisition reserve (see Note: 7c)	(75,887)	-	-	-	(75,887)	-	(75,887)
Balance at 31 December 2006	610,077	936	(3,315)	35,525	643,223	-	643,223

(2) Included in the total recognised income and expense of the minority interest are exchange differences on transactions of foreign operations of ($885,000).

82-35011

10. Issuance of securities

Ordinary shares

Date	Transaction	Number of shares	$000's
1 July 2006	Opening ordinary shares	42,733,227	174,078
3 July 2006	Ordinary shares issued as part consideration for Bevans acqusition	333,333	1,000
4 August 2006	Preferred ordinary shares converted to ordinary shares	113,251,248	-
4 August 2006	A and B class management performance shares converted to ordinary shares	18,000,000	11,465
4 August 2006	Issue of deferred subscription ordinary shares	10,416,667	18,854
4 August 2006	2:1 split of ordinary shares on issue pre IPO	184,734,475	-
4 August 2006	Conversion of Emeco Ltd exchangable notes to ordinary shares	37,952,218	72,109
4 August 2006	Ordinary shares issued through IPO (net of issue costs)	223,816,418	407,722
4 August 2006	Acquisition reserve	-	(75,887)
31 December 2006	IPO gift offer and period employee and management incentive plan costs	-	736
Total		631,237,586	610,077

Share options
On 4 August 2006 the Company issued 6,400,000 options over ordinary shares under an Employee Incentive Plan. These options had a fair value at grant date of $1.2 million and will be recognised over the vesting period of the options, of which $323,000 was expensed during the half year.

11. Dividends

The Company declared a fully franked dividend of 1 cent per ordinary share for the interim period (six months ended 31 December 2005: Nil).

12. Loans and borrowings

The following loans and borrowings (non-current and current) were issued and repaid during the six months ended 31 December 2006:

In thousands of AUD	Currency	Interest rate nomnial %	effective %	Face value	Carrying amount A$'000's	Year of maturity
Balance at 1 July 2006					589,158	
New Issues						
Senior debt draw down	AUD	7.3	6.2	62,000	62,000	2007
Senior debt draw down	USD	5.9	5.9	26,500	34,268	2007
Senior debt draw down	CAD	5.1	4.6	18,500	20,447	2007
Senior debt draw down	EURO	3.9	3.9	1,000	1,660	2007
Translation on foreign denominated borrowings					(14,136)	
Repayments						
Senior debt draw down	AUD	7.3	-	(260,000)	(260,000)	-
Exchangeable notes	AUD	10.1	-	(125,000)	(125,000)	-
Finance lease liabilities	USD	9.9	-	(3,398)	(4,471)	-
Borrowing Costs						
Loss on extinguishment of debt	AUD	-	-	-	17,045	-
Amortisation of debt establishment costs	AUD	-	-	-	187	-
New debt establishment costs	AUD	-	-	-	(718)	-
Balance at 31 December 2006					320,440	

There were $125,068,000 of new loans and borrowings in the prior interim period and an amount of $66,662,000 was repaid.

13. Financial instruments

Hedging of fluctuations in interest rates
The consolidated entity adopts a policy of ensuring that at least 50 percent of its interest bearing liabilities are hedged or bears interest at a fixed rate. Interest rate swaps have been entered into to achieve an appropriate mix of fixed and floating rate exposure within the consolidated entity's policy. The swaps mature over the next four years following the maturity of the related loans.

The consolidated entity classifies interest rate swaps as cash flow hedges and measures them at fair value. At 31 December 2006, the consolidated entity's interest rate swaps had a notional contract amount of AUD175,000,000 and CAD40,000,000 (30 June 2006: AUD175,000,000 and CAD40,000,000). The net fair value of swaps at 31 December 2006 was $2,713,000 (30 June 2006: $2,576,000) comprising assets of $2,733,000 (30 June 2006: $2,576,000) and liabilities of $20,000 (30 June 2006: $Nil).

14. Earnings per share

Comparative information
The Company has not provided any comparative EPS information for the prior period as the Company was not a listed entity during this period and was operating under a different capital structure.

15. Events subsequent to reporting date

Acquisition of entity
On 4 January 2007, the consolidated entity acquired all the shares of Euro Machinery BV and Euro Rental BV for a purchase consideration of € 4.4 million and the equivalent of € 2.0 million of Emeco Holdings shares which were acquired on market on behalf of the vendors' nominee. Euro Machinery BV and Euro Rental BV are heavy equipment sales and rental Companies, located in the Netherlands.

Directors' Declaration

In the opinion of the directors of Emeco Holdings Limited ("the company"):

1. the financial statements and notes, set out on pages 7 to 19, are in accordance with the Corporations Act 2001, including:

    (a) giving a true and fair view of the financial position of the consolidated entity as at 31 December 2006 and of its performance, as represented by the results of its operations and cash flows for the half-year ended on that date; and

    (b) complying with Australian Accounting Standard AASB 134 *Interim Financial Reporting* and the Corporations Regulations 2001; and

2. there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

Dated at Perth this 21st day of February 2007

Signed in accordance with a resolution of the directors:

Laurence Freedman
Managing Director

82-35011

KPMG

Independent auditor's review report to the members of Emeco Holdings Limited

Report on the Financial Report

We have reviewed the accompanying half-year financial report of Emeco Holdings Limited, which comprises the consolidated interim balance sheet as at 31 December 2006, income statement, statement of recognised income and expense and cash flow statement for the half-year ended on that date, a description of accounting policies and other explanatory notes 1 to 15 and the directors' declaration of the consolidated entity comprising the company and the entities it controlled at the half-year's end or from time to time during the half-year.

Directors' Responsibility for the Financial Report

The directors of the company are responsible for the preparation and fair presentation of the half-year financial report in accordance with Australian Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Act 2001*. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and fair presentation of the half-year financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 *Review of an Interim Financial Report Performed by the Independent Auditor of the Entity*, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the half-year financial report is not in accordance with the *Corporations Act 2001* including: giving a true and fair view of the consolidated entity's financial position as at 31 December 2006 and its performance for the half-year ended on that date; and complying with Australian Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Regulations 2001*. As auditor of Emeco Holdings Limited, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Statement of continued independence

In conducting our review, we have complied with the independence requirements of the *Corporations Act 2001*. We confirm that the independence declaration required by the *Corporations Act 2001*, provided to the directors of Emeco Holdings Limited on 21 February 2007, would be unchanged if provided to the directors as at the date of this auditor's review report.

82-35011

KPMG

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Emeco Holdings Limited is not in accordance with the *Corporations Act 2001*, including:

(a) giving a true and fair view of the consolidated entity's financial position as at 31 December 2006 and of its performance for the half-year ended on that date; and

(b) complying with Australian Accounting AASB 134 *Interim Financial Reporting* and the Corporations Regulations 2001.

KPMG

KPMG

B C Fullarton

B C FULLARTON
Partner

Perth
21 February 2007

Exemption File no 82-35011

Emeco

"Helping you move the Earth"™

1H07 Results Presentation

22 February 2007



Emeco
CATERPILLAR
Emuco

Disclaimer and Important notice

- This presentation may contain forward looking statements that are subject to a range of risk factors and uncertainties. Whilst these statements are considered to be based on reasonable assumptions, the statements themselves and the assumptions upon which they are based may be affected by a range of circumstances which could cause actual results to differ significantly from the results expressed or implied in these forward looking statements. These circumstances include, but are not limited to: changes in the demand for volume of earth moved in the mining and civil construction sectors, changing customer preferences regarding the rental of heavy earthmoving equipment, industry competition, price fluctuations and general economic and financial market conditions, both in Australia and internationally. To the maximum extent permitted by law, Emeco Holdings Ltd, its directors, officers, employees and agents disclaim liability for any loss or damage which may be suffered by any person through the use of or reliance on anything contained in or omitted from this presentation.

- The information in this presentation is not an offer or recommendation to purchase or subscribe for securities in Emeco Holdings Ltd or to retain any securities currently held.

82-35011

Agenda

1. Highlights
2. Financial results
3. Business overview
4. Outlook

82-35011

Financial Highlights

- Revenue up 45.0% to $251.6M
- Pro Forma EBITDA up 59.7% to $99.8M with margins up 3.7% to 39.7%
- Pro Forma EBITA up 54.0% to $61.3M with margins up 1.5% to 24.4%
- Pro Forma EBIT up 74.7% to $59.4M with margins up 4.0% to 23.6%
- Pro Forma NPAT of $34.8M with margin of 13.8%
- Pro Forma EPS of 5.51 cents
- ROFE EBITDA and EBITA of 28.4% and 17.4% are in line with FY07 Prospectus Forecast
- Fully Franked Interim dividend of 1c declared, representing a 39% payout [1]
- FY07 on track to meet prospectus forecasts

[1] 39% of statutory NPAT

Staff Health and Safety

- A national safety action plan has been formulated to provide a timetable over the 2007/2008 calendar years for implementing enhancements to OH&S systems and procedures

- Emeco has boosted its OH&S capability internally and is focussing on ensuring staff receive appropriate training

- Emeco is currently implementing improvements to safety reporting systems to ensure meaningful, accurate information is available to management

- This will facilitate better planning and more cost effective use of resources

82-35011

Business Highlights

Emeco

- Successful Completion of IPO providing funds for future growth
- $109M invested in Organic Growth YTD
- 2 small acquisitions completed - $24M
- Since the IPO, 5 step out sites providing future growth and improved brand recognition established in North America
- Additional $57M procured and invested in Inventory (Machines and Tyres) in tight market conditions, further securing future operational and growth requirements
- Finalised negotiations for a strategic acquisition in Europe (Euro Machinery), providing a platform for future growth in Europe with a newly custom built maintenance facility, and increasing procurement capabilities

Conditions underpinning Emeco's growth strategy over the medium term remains positive

82-35011

Agenda

82-35011

Pro Forma Summary Financials

Emeco

Growth continues to be driven by significant capital expenditure in rental machines and investment in inventory

6 months to:	Dec-05 $M	Dec-06 $M	Change %
Financial Performance			
Revenue	173.5	251.6	45.0%
EBITDA	62.5	99.8	59.7%
EBITA	39.8	61.3	54.0%
EBIT	34.0	59.4	74.7%
NPAT		34.8	
Gross Capital Expenditure			
Maintenance	27.5	21.3	-22.5%
Growth	103.1	132.9	28.9%
Total	130.6	154.2	18.1%
Rental Machine Numbers	621	969	56.0%
Sales Machine Numbers	217	366	68.7%

82-35011

Continued Growth and Margin Expansion through 1H07


Revenue
300
250
200
150
100
50
0
CAGR 35.0%
138.1
153.7
173.5
209.3
251.6
1H05
2H05
1H06
2H06
1H07


Pro Forma EBITDA
120
100
80
60
40
20
0
45.0%
40.0%
35.0%
30.0%
25.0%
20.0%
CAGR 45.1%
47.4
49
62.5
80.9
99.8
1H05
2H05
1H06
2H06
1H07
Pro Forma EBITDA
EBITDA Margin


Pro Forma EBITA
70
60
50
40
30
20
10
0
25.0%
24.0%
23.0%
22.0%
21.0%
20.0%
19.0%
CAGR 45.1%
29.1
33.9
39.8
49.6
61.3
1H05
2H05
1H06
2H06
1H07
Pro Forma EBITA
EBITA Margin


Pro Forma NPAT
40
35
30
25
20
15
10
5
0
N/A
N/A
N/A
N/A
34.8
1H05
2H05
1H06
2H06
1H07

Working Capital

Working capital has increased with additional investment in machines and tyres to support future operating and growth requirements

6 months to:	Dec-05 $M	Dec-06 $M	Change %
Cash	5.4	10.8	100.0%
Receivables	57.3	89.7	56.5%
Inventory			
- Sales Machines	77.0	117.8	53.0%
- Other	32.9	54.8	66.6%
Payables	(33.4)	(42.5)	27.2%
Working Capital	139.2	230.6	65.7%

82-35011

Balance Sheet

Emeco

With the successful completion of the IPO, Emeco's balance sheet is now capable of supporting growth

6 months to:	Dec-05 $M	Dec-06 $M	Change %
Working Capital	139.2	230.6	65.7%
Rental Plant	299.9	513.0	71.1%
Total Assets	711.4	1,032.9	45.2%
Net Assets	218.8	644.7	194.7%
Net Debt	431.9	309.6	-28.3%
Gearing % (Net Debt/Equity)	197.4%	48.0%	
Available Existing Debt Facilities		245.1	

82-35011

Cash Flow

Operating cash flows continue to grow and be re-invested into growth for the future

1H06 Operating cash flow



100
50
0
-50
-100
-150
EBITDA
Other
Net SIB
Inventory
Growth
Operating cash flow before growth

1H07 Operating cash flow



100
50
0
-50
-100
-150
EBITDA
Other
Net SIB
Inventory
Growth
Operating cash flow before growth

Note: Operating cash flows before financing and tax

Currency Risks

Emeco

- Adverse currency movements since preparing the Director's forecast has dampened the reported results as overseas operations, recorded in USD, CAD and EURO, are translated into AUD
- Currency translation has dampened EBITDA by $1.3M and EBITA by $0.7M in 1H07
- Emeco adopts a natural hedging policy whereby foreign denominated assets are matched with foreign denominated liabilities
- Although reported results are impacted by currency movements, the effect on quality of earnings and ROFE's are minimal

82-35011

Return on Funds Employed

Emeco has maintained strong and consistent pro forma ROFE's over time

Pro forma return on funds employed ("ROFE") [1]


50%
40%
30%
20%
10%
0%
200
180
160
140
120
100
80
60
40
20
0
A$m
Jun-03
Dec-03
Jun-04
Dec-04
Jun-05
Dec-05
Jun-06
Dec-06
LTM rolling EBITA
LTM rolling Depreciation
EBITA ROFE
EBITDA ROFE

◇ EBITA and EBITDA ROFE's currently in line with Prospectus Forecasts at 28.4% and 17.4%

◇ Marginal decline in ROFE's due to:

- Increased deployment lags due mainly to port bottlenecks in Australia
- Significant growth capital expenditure
- Additional investment in Inventory

Source: Emeco Management

Notes:

1. Quotient of (i) the sum of EBITDA or EBITA, as the case may be, for each of the last twelve months, divided by (ii) Average Funds Employed for the same period. Average Funds Employed is the average of each month's closing net tangible assets plus interest bearing liabilities on the last day of each of the last twelve months

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Agenda

1 Highlights

2 Financial results

3 **Business overview**

4 Outlook

Rental Market Share and Global Locations

#1 market share in Australia and Indonesia and a growing presence in Canada, USA and Europe


Australia
531
350
#2
Number of machines
Indonesia
121
90
#2
Number of machines
Canada
261
Number of machines
USA
56
Number of machines
Europe
8
Number of machines


Karratha
Kalgoorlie
Perth
Adelaide
Bendigo
Orange
Melbourne
Mackay
Brisbane
Kempsey
Somersby/Rutherford
Sydney
Balikpapan
Jakarta
Fort McMurray
Grand Prairie
Edmonton
Winnipeg
Regina
London
Atlanta
Houston
Moerdijk
Hardenburg

Source: Emeco Management

Notes: Machine numbers as of 1 January 2007 and includes Euro Machinery BV; #2 indicates Number 2 player in rental market

Utilisation and Customers

Utilisation rates have remained high in Australia whilst there has been a shift in customers from small contractors to large miners

Utilisation rates [1]


100.0%
90.0%
80.0%
70.0%
60.0%
50.0%
40.0%
30.0%
20.0%
10.0%
0.0%
Jul-05
Nov-05
Mar-06
Jul-06
Nov-06
Australia
Aust and Indo

Type of Customer [2]


FY06
100.0%
80.0%
60.0%
40.0%
20.0%
0.0%
Large
Small
Total
Miner
Contractor
Other
1H07
100.0%
80.0%
60.0%
40.0%
20.0%
0.0%
Large
Small
Total
Miner
Contractor
Other

Source: Emeco Management

Notes:

1. Percentage of Emeco's rental equipment which is at customer sites (excluding machines in transit)
2. A Large customer is defined as companies with a market cap greater than $1 billion, or joint ventures or associates where a Large company is a major participant. Percentages are based on total revenue

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Contract and Customer Revenue Profile

Longer initial term contracts are being entered into with the shift in customers, whilst maintaining customer diversity

Average contract length


31 March 06
Months
20
10
0
7
16
Average Initial Contract
Average Stay to Date


31 December 06
Months
20
10
0
16
10
Average Initial Contract
Average Stay to Date

Customer revenue contribution


FY06
18%
8%
9%
65%
Top 5
Top 6–10
Top 11–20
Remainder


1H07
19%
10%
12%
59%

Blue chip customers

Anglo American | BHP Billiton | Newcrest Mining | Placer Dome | Rio Tinto | Xstrata | Zinifex

Note: Average contract length is based on rental contracts at 31 March and 31 December 2006 in Australia and Indonesia and Management estimates for total length of rental under each contract

82-35011

Emeco's Market Segments

Growth in Australia and Canada has been achieved whilst maintaining diversity

1H07 EBITDA Contribution



Rest of World
12%
Indonesia
13%
Australia
74%

1H07 Rental Revenue Contribution



Oil
3%
Zinc
7%
Other
10%
Civil
14%
Iron Ore
10%
Coal
39%
Gold
17%

Source: Emeco Management

Note: Oil includes conventional oil and gas, oil sands and infrastructure related to the production of oil from the oil sands. EBITDA Contribution excludes Corporate costs

82-35011

Significant potential to increase penetration of rental model

Management expects development of the rental market and changing attitudes to rental to drive further rental penetration and provides another avenue for growth



100%
80%
60%
40%
20%
0%
13%
7%
2%
0%
Australia
Indonesia
Canada
USA
Emeco Base
Remaining Base

Source: Management estimates based on the number of comparable heavy earthmoving machines Emeco has and the total installed base of heavy earthmoving equipment as at 31 December 2006. The estimate of total installed base is sourced from the Parker Bay Company as at 31 December 2006, excluding draglines and drills.

82-35011

Agenda

1 Highlights

2 Financial results

3 Business overview

4 **Outlook**

82-35011

Outlook

Global demand for commodities is expected to remain strong, encouraging large capital expenditure programs to expand supply. Expanding supply continues to offer Emeco opportunities to provide miners/contractors a flexible, cost-effective rental alternative for expansion into FY08 and beyond

Ongoing supply side constraints continue to provide Emeco with challenges and opportunities as the resources industry focuses on reducing costs

Market conditions in Australia remain robust and the outlook remains positive with the continued emergence of new investment and deployment opportunities

While the broader market in Indonesia also remains robust, some challenges are being experienced with a decline in utilisation rates. Under utilised equipment is being redeployed into Australia and North America

Management will continue to address challenges in establishing sustainable businesses from start up operations in North America

Acquisition of Euro Machinery will provide the operating platform for further expansion throughout Europe

Management remains focused on building a sustainable, global business and will continue investing in its growth

Growth Strategy

Emeco

Going forward, Emeco expects growth to come from both organic growth and three distinct areas of step-out opportunities

Organic growth	◇ Growth in earth moved is expected to continue in the mining industry served by Emeco in Australia, Indonesia and Canada ◇ Key drivers of rental behaviour are expected to continue to underpin increased rental penetration going forward
Acquisitions	◇ International scale and leadership position Emeco as the logical consolidator of small-medium scale fleet owners ◇ Some acquisitions are being considered
New Geographies	◇ Size of markets not served by Emeco is 3x the size of markets served ◇ North America and Europe are expected to provide the next leg of global expansion for Emeco ◇ Since the IPO, 5 branches have been established in USA and Canada and Euro Machinery acquired ◇ Potential future markets include Africa, Chile and India
Non-mining opportunities	◇ Civil construction and aggregates represents 14% of rental revenue YTD ◇ Significant opportunities for growth in civil construction and aggregates

Strong capital expenditure to take advantage of growth

Emeco already has commitments in place that will exceed its 2007F prospectus capital expenditure

Prospectus v Committed Capital


300
250
200
150
100
50
0
$ Millions
54.6
53.1
103.7
150.1
9.7
39.9
168.0
243.1
Maintenance
Organic Growth
Acquisition Growth
TOTAL
Prospectus
Committed

YTD Capital Purchased v Deployed


TOTAL
Acquisition Growth
Organic Growth
Maintenance
145.1
154.2
24.1
24.1
100.8
108.8
20.2
21.3
0
50
100
150
200
Capital ($Millions)
Purchased
Deployed

- 2H07 capex is currently forecast to be less than 1H07
- Additional organic and acquisition growth capex may be invested during 2H07 as opportunities arise
- Other than acquisitions, additional capex in 2H07 will have limited impact on FY07, but will underpin growth in FY08

Source: Emeco Management

82-35011

FY07 Guidance

Emeco

- Reported earnings are likely to continue to be impacted by adverse currency translation compared to the prospectus forecast

- Despite adverse currency translation and challenges facing management, Emeco is on target to meet Prospectus Forecast

- Except for acquisitions, any additional growth capital in 2H07 is expected to have minimal impact on FY07, but will underpin growth in FY08

CAPITAL

Exemption File no. 82-35011

Capital Group[SM] Companies

The Capital Group Companies, Inc.
333 South Hope Street
Los Angeles, California 90071-1406

Phone (213) 486 9200
Fax (213) 486 9698

21 February 2007

BY FAX - ORIGINAL IN POST
(61 8 9321 1366)

Emeco Holdings Ltd
Ground Floor, 10 Ord Street
West Perth, Western Australia,
Australia, 6005

Re: Notice of Change in Interests of Substantial Shareholder under Section 671B

Company Secretary:

Enclosed is a Notice of Change in Interests of Substantial Shareholder Under Section 671B dated 20 February 2007. Please note that a copy of this report has been sent to the Australian Stock Exchange.

Neither the Capital Group Companies, Inc. nor any of its affiliates own shares of your company for its own account. Rather, the shares reported on Form 604 are owned by accounts under the discretionary investment management of one or more of the investment management companies that make up the Capital Group Companies, Inc.

For the purposes of this Notice an outstanding share balance of 631,237,586 shares was used to calculate the percentages of holdings of the relevant share capital. We believe this outstanding share balance is current; however, if this number is not accurate, please contact us as soon as possible so that we may make the necessary revisions to this Notice.

Should you have questions or require additional information, please contact Gina Martinez or Vivien Tan at (213) 615-0469, or send a fax message to (213) 486-9698. Alternatively, you may contact us via E-mail at GRGroup@capgroup.com.

Regards,

Vivien Tan
Compliance Associate

CAPITAL

82-35011

Form 604

Corporations Act 2001 Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme: Emeco Holdings Ltd

ACN/ARSN:

1. Details of substantial holder(1)

Name: The Capital Group Companies, Inc.

ACN/ARSN (if applicable): n/a

There was a change in the interests of the substantial holder on: 20 February 2007

The previous notice was given to the company on: 20 December 2006

The previous notice was dated: 19 December 2006

The shares reported were owned by accounts under the discretionary investment management of 5 investment management companies (Capital Research and Management Company, Capital International, Inc., Capital Guardian Trust Company, Capital International S.A., and Capital International Limited) which are direct or indirect subsidiaries of The Capital Group Companies, Inc., 333 South Hope Street, 55th Floor, Los Angeles, California 90071 and such shares are being reported in the aggregate.

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary Shares	51,756,561 shares	8.204%	58,391,545 shares	9.2503%

The shares being reported under this section are owned by accounts under the discretionary investment management of 5 investment management companies (Capital Research and Management Company, Capital International, Inc., Capital Guardian Trust Company, Capital International S.A., and Capital International Limited) which are direct or indirect subsidiaries of The Capital Group Companies, Inc., 333 South Hope Street, 55th Floor, Los Angeles, California 90071 and such shares are being reported in the aggregate.

CAPITAL

82-35011

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
27/12/2006 to 20/2/2007	The Capital Group Companies, Inc.	Increased holdings	Average price of 1.8985	6,604,984 Ordinary Shares	6,604,984

See Annexure A dated 19 December 2006

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
		none			
See Annexure A dated 20 February 2007 (copy attached)					

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A	N/A

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
The Capital Group Companies, Inc.	333 South Hope Street, 55th Floor Los Angeles, CA 90071

Signature

print name: Liliane Corzo

Capacity: Counsel

sign here [signature]

date 21 February 2007

CAPITAL
82-35011

Annexure "A"

This is the Annexure of 2 pages marked Annexure "A" referred to in Form 604 signed by this corporation dated 20 February 2007.

The Capital Group Companies, Inc.

By: ______________________

Liliane Corzo
Counsel

CAPITAL

82-35011

Australia Annexure
Emeco Holdings Ltd

20 February 2007

	Account Number	Number of Shares	% Held
CG Investment Management Company			
Capital Guardian Trust Company	44000600	6,298,068	
	44003300	485,200	
	44278200	1,052,000	
	44353600	558,000	
	44359800	294,551	
	44600300	100,200	
		8,788,019	
Capital International Limited	43051000	243,966	
	43051300	176,752	
	43051400	35,000	
	43051500	137,000	
	43401400	40,385	
	43402300	190,579	
	43404700	150,839	
	43404900	53,862	
	43405200	234,493	
	43410500	542,482	
	43412500	149,133	
	43415000	142,726	
	43415900	120,278	
	43417600	89,645	
	43417700	820,707	
	43418100	101,695	
	43418300	185,835	
	43418600	182,366	
	43418800	866,392	
	43419100	146,549	
	43419200	14,000	
	43420200	171,338	
	43425200	1,441,698	
	43425300	778,055	
	43425400	196,074	
	43425700	282,473	
	43425800	1,237,106	
	43426200	3,356,561	
	43426300	3,997,612	
	43426400	3,211,192	
	43426800	1,484,782	
	43426900	2,151,932	
	43428300	70,964	
	43428600	129,201	
	43433100	20,516	
	43436100	235,508	
	43441800	56,775	
	43450500	270,021	
	43451200	253,295	
	43451300	69,093	
	43451600	53,614	
	43451700	72,418	
	43451900	238,960	
	43455100	229,881	
	43455200	143,369	

CAPITAL

82-35011

Australia Annexure
Emeco Holdings Ltd

20 February 2007

	Account Number	Number of Shares	% Held
CG Investment Management Company	43455400	42,506	
	43457100	601,056	
	43463600	97,048	
	43484100	234,741	
	43487600	278,134	
	43487700	248,416	
	43487800	223,146	
	43494200	289,185	
	43558600	604,259	
	43560100	265,857	
	43570400	147,047	
	43574100	79,781	
	43574200	253,828	
		28,244,126	
Capital International S.A.	45415100	231,348	
	45415200	30,426	
	45415700	507,294	
	45415800	54,848	
	45420100	125,000	
	45426000	2,634,738	
	45464300	58,700	
	45508100	143,554	
	45590400	169,677	
		3,955,585	
Capital International, Inc.	46343400	134,425	
	46364700	39,990	
	46422100	409,400	
		583,815	
Capital Research and Management Company	11000035	14,010,000	
	11000075	2,810,000	
		16,820,000	
GRAND TOTAL		**58,391,545**	**9.25%**

CAPITAL

82-35011

Nominee List

Emeco Holdings Ltd
20 February 2007

Nominee Name

ANZ Nominees
Level 25, Collins Street
GPO Box 2842 AA
Melbourne 3001 VIC 190,579
43402300 14,000
43419200 235,508
43436100 54,848
45415800 494,935
Total Shares:

ANZ Nominees Limited (Melbourne)
GPO Box 2842AA
Melbourne, Victoria 3001
Australia 89,645
43417600 129,201
43428600 253,295
43451200 472,141
Total Shares:

Australia & New Zealand Banking Grp Ltd
35, Elisabeth Street
PO Box 2842AA
Melbourne VIC 3000 53,862
43404900 125,000
45420100 178,862
Total Shares:

Bank of New York Nominees
Bank of New York
3 Birchin Lane
London EC3V 9BY 150,839
43404700 150,839
Total Shares:

Bankers Trust Australia
Level 9, The Chifley Tower
2, Chifley Square
Sydney NSW 2000, Australia 142,726
43415000 185,835
43418300 507,294
45415700 835,855
Total Shares:

Chase Manhattan Bank Australia Limited
Level 36 World Trade Centre
Jamison Street
Sydney, NSW 2000 Australia 243,966
43051000 40,385
43401400 101,695
43418100

CAPITAL

82-35011

Nominee List

Emeco Holdings Ltd
20 February 2007

Nominee Name	
43441800	56,775
43484100	234,741
44000600	6,298,068
44003300	485,200
46422100	409,400
Total Shares:	7,870,230
Chase Manhattan Nominee Ltd. Australia	
43417700	920,707
43425400	198,074
Total Shares:	1,118,781
Citicorp Nominees PTY Ltd Level 26, Mitre 502-30 101 Collins Street Melbourne, Victoria 3000	
43426300	3,997,612
43570400	147,047
Total Shares:	4,144,659
HKBA Nominees Ltd. GPO Box 181 Sydney 2001 Australia	
43410500	542,482
Total Shares:	542,482
Hong Kong Bank Australia Level 8 1, O'Connell St, GPO Box 5302 Sydney NSW 2001	
43455100	229,881
43455400	42,506
Total Shares:	272,387
HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	
43451900	238,960
Total Shares:	238,960
JP Morgan Chase Bank	
45590400	169,677
Total Shares:	169,677

National Australian Bank LTD.
271 Collins St.
5th Floor South

CAPITAL

82-35011

Nominee List

Emeco Holdings Ltd
20 February 2007

Nominee Name		
Melbourne, Victoria 3000		866,392
43418800		146,549
43419100		1,441,698
43425200		1,484,782
43426800		70,964
43428300		69,093
43451300		53,614
43451600		143,369
43455200		265,857
43560100		253,828
43574200		58,700
45464300		134,425
46343400		4,989,271
	Total Shares:	
Northern Trust		
c/o NorTrust Nominees Limited		
155 Bishopsgate		
London EC2M 3XS		2,151,932
43426900		2,151,932
	Total Shares:	
Westpac Banking Corp		176,752
43051300		35,000
43051400		137,000
43051500		234,493
43405200		149,133
43412500		182,366
43418600		778,055
43425300		3,356,561
43426200		20,516
43433100		231,348
45415100		143,554
45508100		39,990
46364700		5,484,768
	Total Shares:	
Westpac Custodian Nominees		
50 Pitt Street, 8th Floor		
Sydney, NSW 2000		
Australia		14,010,000
11000035		2,810,000
11000075		120,278
43415900		171,338
43420200		282,473
43425700		1,237,106
43425800		3,211,192
43426400		270,021
43450500		72,418
43451700		

CAPITAL

82-35011

Nominee List

Emeco Holdings Ltd
20 February 2007

Nominee Name	
	601,056
43457100	97,048
43463600	278,134
43487600	248,416
43487700	223,146
43487800	289,185
43494200	604,259
43558600	79,781
43574100	1,052,000
44278200	558,000
44353600	294,551
44359800	100,200
44800300	30,426
45415200	2,634,738
45426000	
Total Shares:	29,275,766

END